Exhibit 12.1

Calculations of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	Three months ended
	March 31,	For years ended December 31,
	2016	2015	2014	2013	2012	2011
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Including Deposits):
Earnings:
Income (loss) before income taxes	$2,917	$14,819	$8,620	$2,082	$2,974	$(4,344)
Add: Fixed charges	1,330	5,938	7,041	7,552	10,336	14,424
Income before income taxes and fixed charges and preferred stock dividends	4,247	20,757	15,661	9,634	13,310	9,462

Fixed charges
Interest expense	1,330	5,938	6,348	6,206	8,299	12,387
Estimate of interest within rental expense	—	—	—	—	—	—
Discount amortization	—	—	201	220	220	220
Preferred stock dividends*	—	—	492	1,126	1,817	1,817
Total fixed charges and preferred stock dividends	$1,330	$5,938	$7,041	$7,552	$10,336	$14,424
Ratio of Earnings to Fixed Charges	3.19	3.50	2.32	1.32	1.35	0.66
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.19	3.50	2.22	1.28	1.29	0.70

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Excluding Deposits):
Earnings:
Income (loss) before income taxes	$2,917	$14,819	$8,620	$2,082	$2,974	$(4,344)
Add: Fixed charges	390	2,015	2,602	2,616	2,442	2,572
Income before income taxes and fixed charges and preferred stock dividends	3,307	16,834	11,222	4,698	5,416	(1,772)

Fixed charges
Interest expense (excluding deposits)	390	2,015	1,909	1,270	405	535
Estimate of interest within rental expense	—	—	—	—	—	—
Discount amortization	—	—	201	220	220	220
Preferred stock dividends*	—	—	492	1,126	1,817	1,817
Total fixed charges and preferred stock dividends	$390	$2,015	$2,602	$2,616	$2,442	$2,572
Ratio of Earnings to Fixed Charges	8.48	8.35	5.09	2.40	5.76	(4.75)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	8.48	8.35	4.31	1.80	2.22	(0.69)

* The preferred stock dividend amounts have been grossed up to compute the pre-tax income equivalent assuming a 34% tax rate.